UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 30, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 30 September 2024 entitled ‘Update regarding Vodafone Italy’.

30 September 2024

Update regarding Vodafone Italy

On 15 March 2024, Vodafone Group Plc ("Vodafone") announced that it had entered into a binding agreement to sell 100% of its Italian operations ("Vodafone Italy") to Swisscom AG (the "Transaction"). A link to the original announcement can be found below.

Following the entry into force of the new UK Listing Rules (the "UKLRs") on 29 July 2024, Vodafone confirms that the Transaction is classified as a significant transaction and shareholder approval will no longer be required.

Certain additional information relating to the Transaction is set out below as required under the UKLRs. A further announcement will follow ahead of completion containing other financial and non-financial information relating to the Transaction, in accordance with the UKLRs.

Board confirmation

The Board of Vodafone confirms that, in its opinion, the Transaction is in the best interests of its security holders as a whole.

Effect on Vodafone's assets and liabilities

As announced on 15 March 2024, Vodafone expects to receive upfront cash proceeds of €8 billion and targets to maintain a robust balance sheet, with a leverage policy of 2.25x - 2.75x Net debt to Adjusted EBITDAaL, targeting to be in the bottom half of the range. The Transaction is expected to have a broadly neutral impact on Vodafone's net assets.

Risks associated with the Transaction

The expected benefits of the Transaction to Vodafone are set out in the 15 March 2024 announcement. Vodafone additionally notes the following potential risks associated with the Transaction.

●       The Transaction may not proceed to completion if regulatory approvals are not granted. If the Transaction does not proceed to completion, Vodafone will not realise the expected benefits from the Transaction and the operations and management of Vodafone Italy may be disrupted.

●       Vodafone may incur liability under the Transaction documentation, which: (i) contains customary warranties and indemnities; and (ii) contains obligations for Vodafone to provide services to Vodafone Italy following completion of the Transaction.

Announcement of Sale of Vodafone Italy and Capital Return

Investors.vodafone.com/sale-of-vodafone-italy

About Vodafone

Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries (excludes Italy which is held as a discontinued operation under Vodafone Group), partner with mobile networks in 45 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 79 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Vodafone Italy

Vodafone Italy is a telecom network operator providing mobile and fixed line services to both consumer and business customers across Italy. As at 31 March 2024, Vodafone Italy had gross assets of €12 billion. For the 12-month period ended 31 March 2024, Vodafone Italy generated a loss before tax of €268 million. This unaudited historical financial information was extracted from internal financial accounting records and has been prepared on the basis of Vodafone Group accounting policies.

About Swisscom

Swisscom is the leading ICT company in Switzerland and, with Fastweb, a leading challenger in Italy. The company offers mobile, Internet and TV, as well as comprehensive IT and digital services to private and business customers. Swisscom is listed on the Swiss Stock Exchange and is 51% owned by the Swiss Confederation.

Risk Factors

The risks noted in this announcement do not seek to cover all of the potential risks relating to the Transaction or broader risks which generally affect Vodafone. Further information on the material risks which generally affect Vodafone are set out in Vodafone's 2024 Annual Report.

They do not set out an exhaustive list or explanation of all the risks that may affect Vodafone or its shares. Additional risks and uncertainties relating to Vodafone and the Vodafone group that are not currently known to the Board, or that the Board currently deems immaterial, may, individually or cumulatively, also have a material adverse effect on the business, financial results or financial condition and prospects of Vodafone.

Forward-looking statements

The information in this announcement (the "Information") may constitute or include forward-looking statements. Forward-looking statements include, without limitation, statements that typically contain words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "believe", "hope", "aims", "continue", "will", "may", "should", "would", "could", or other words of similar meaning. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Vodafone cautions you that forward-looking statements are not guarantees of the occurrence of such future events or of future performance and that in particular the actual results of operations, financial condition and liquidity, the development of the industry in which Vodafone, the Vodafone Group, Vodafone Italy and other persons involved in the Transaction operate and the outcome or impact of the transaction and related matters on Vodafone, the Vodafone Group and/or Vodafone Italy or other persons may differ materially from those made in or suggested by the forward-looking statements contained in the Information. These expectations or any forward-looking statements could prove to be incorrect, and outcomes usually cannot be influenced by Vodafone, the Vodafone Group and/or Vodafone Italy. It should be kept in mind that actual events or consequences may differ materially from expectations.

Vodafone expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements to reflect any change in Vodafone's expectations with regard thereto or any changes in events, conditions or circumstances on which any forward-looking statements are based. No representation or warranty is made that any of these forward-looking statements will come to pass or that any particular result will be achieved. Undue influence should not be given to, and no reliance should be placed on, any forward-looking statement. The Information is given at the date of this announcement and, except as requested by the FCA or required by UKLR or any other applicable law, will not be updated.

Unless expressly stated otherwise, no statement in the Information is intended to be nor may be construed as a profit forecast or valuation.

- ends -

Notes

1.     As referenced in this announcement, Adjusted EBITDAaL is defined as operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.
2.     As referenced in this announcement, Net Debt is defined as Gross debt less cash and cash equivalents, short-term investments, derivative financial instruments excluding mark-to-market adjustments and net collateral assets.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: September 30, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary